UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Oportun Financial Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68376D104

(CUSIP Number)

FINDELL CAPITAL MANAGEMENT LLC

88 PINE STREET, SUITE 2240

New York, New York 10005

ATTN: RYAN VOERG

(646) 907-5217

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

BRIAN A. FINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,850,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,850,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 68376D104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Oportun Financial Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2 Circle Star Way, San Carlos, California 94070.

Item 2.	Identity and Background.

(a)       This statement is filed by the following (collectively, the “Reporting Persons”):

(i)	Findell Capital Partners, LP, a Delaware limited partnership (“FCP”), with respect to the Shares directly and beneficially owned by it;

(ii)	Finn Management GP LLC, a Delaware limited liability company (“FMGP”), as the general partner of FCP;

(iii)	Findell Capital Management LLC, a Delaware limited liability company (“FCM”), as the investment manager of FCP;

(iv)	Brian A. Finn, as the member and sole director of FCM and managing member of FMGP.

(b)       The principal business address of each of the Reporting Persons is 88 Pine Street, Suite 2240, New York, New York 10005.

(c)       The principal business of FCP is investing in securities. The principal business of FCM is serving as the investment manager to FCP. The principal business of FMGP is serving as the general partner to FCP. The principal occupation of Mr. Finn is serving as member and sole director of FCM.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Finn is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

FCP invested a total of $7,181,956, including brokerage commissions, to purchase 1,850,000 Shares. The source of funds was FCP’s capital available for investment. FCP may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

CUSIP No. 68376D104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons note that since the Issuer’s initial public offering in late 2019, the Issuer has delivered a total shareholder return of -86% while its competitor OneMain Holdings, Inc. (NYSE: OMF) has returned +74% inclusive of dividends. The Reporting Persons believe the Issuer’s abysmal returns speak not to the quality of its subprime lending franchise, but rather to the wasteful investments and unproductive expenditures pursued by Chief Executive Officer Raul Vazquez, together a compliant board of directors (the “Board”) of the Issuer failing to exercise meaningful oversight. The Reporting Persons further note that the Issuer has an exceptional core business and under the right cost structure, the Reporting Persons believe that the Issuer should generate +$3.00-$4.00 in earnings per share versus a $2.15 share price as of November 24, 2023.

The Reporting Persons believe the Issuer’s leadership stands in the way of realizing these core earnings. The Reporting Persons note that the Board does not have a single member with direct consumer subprime lending experience and Mr. Vazquez’s own background comes from the digital world. The Reporting Persons believe this marked lack of industry-specific knowledge is reflected in the Board’s decision-making, including several forays into unrelated business areas with little apparent understanding of the costs and risks. The Reporting Persons further note that in addition to capital allocation mistakes, Mr. Vazquez has overseen a severely bloated expense structure, as the Reporting Persons previously indicated in a public letter to the Issuer in March 2023 (the “March 2023 Letter”), in which the Reporting Persons also noted the Issuer had 27 vice presidents, many of which with overlapping functions. Additionally, in the March 2023 Letter, the Reporting Persons expressed their belief that there was an urgent need for the Issuer to reduce overhead, shut down its loss-generating tangential business lines and focus on its core business.

While the Issuer made some broad based cost cuts in response to the March 2023 Letter, the Reporting Persons believe these were not nearly enough and the Reporting Persons believe Mr. Vazquez sought to preserve the sprawling businesses he created. While the Issuer appears to have finally begun to heed the advice provided in the March 2023 Letter, the Reporting Persons note that these changes are not happening as proactively as they should have and instead are likely a late reaction to changing macro conditions.

Accordingly, the Reporting Persons believe that in order for the Issuer to realize its full potential, the following must occur in short order:

1.	Replace all of the board members up for election at the upcoming annual meeting of stockholders (Roy Banks, Ginny Lee and Louis Miramontes) with candidates who have subprime lending experience. We have candidates with the right experience willing to serve in these roles.

CUSIP No. 68376D104

2.	Reduce operating expenditure to below $350mm a year with the loan portfolio right-sized accordingly.

3.	Replace Mr. Vazquez and the current leadership team responsible for the Issuer’s underperformance with experienced executives who understand the subprime space and can right size the Issuer’s loan portfolio and cost structure.

4.	Adopt shareholder friendly governance beginning with the elimination of the Issuer’s staggered board structure.

The Reporting Persons hope to work with the Board constructively in accomplishing these goals so that the Issuer’s real value can be unlocked. The Reporting Persons call upon the Board members to place their fiduciary duties ahead of the interests of Mr. Vazquez. The Reporting Persons remind the Board it has a duty to prevent the destruction of shareholder value resulting from management’s wasteful expenditures and the Board’s failure to effectively oversee management is why the Issuer’s stock price is where it is today. The Reporting Persons believe the Issuer’s depressed valuation can change quickly, but only if the Board takes immediate action. The Reporting Persons reserve all rights to take whatever actions they deem advisable to protect the best interests of shareholders in the event the Board does not enact immediate substantive changes.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially owned 1,850,000 Shares in the aggregate, representing approximately 5.4% of the outstanding Shares. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 34,230,172 Shares outstanding, as of November 2, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

(b)	The Reporting Persons have sole voting power and sole investment power with respect to the Shares beneficially owned by the Reporting Persons.

CUSIP No. 68376D104

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A.

(d)	No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 27, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 27, 2023.

CUSIP No. 68376D104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

Findell Capital Partners, LP

By:	Finn Management GP LLC General Partner

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Finn Management GP LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Findell Capital Management LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Member

/s/ Brian A. Finn
Brian A. Finn

CUSIP No. 68376D104

SCHEDULE A

Transactions in Shares effected by FCP in the last 60 days

(all purchases and sales effected on the NASDAQ except as indicated below)

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	35,000	6.4389	10/17/2023
Purchase of Common Stock	5,000	6.0131	10/18/2023
Purchase of Common Stock	20,000	6.1187	10/19/2023
Purchase of Common Stock	10,000	5.9566	10/20/2023
Purchase of Common Stock	10,000	5.3514	10/25/2023
Purchase of Common Stock	5,000	5.4050	10/26/2023
Purchase of Common Stock	15,000	5.7833	10/30/2023
Purchase of Common Stock	35,000	5.8032	10/31/2023
Purchase of Common Stock	5,000	5.8386	11/01/2023
Purchase of Common Stock	100,000	3.0421	11/07/2023
Purchase of Common Stock	60,000	2.5484	11/09/2023
Purchase of Common Stock	50,000	2.3412	11/16/2023